Megara Inc.

Compiled GAAP Financial Statements (unaudited)

For the period 4/5/21 (inception) – 12/31/21

Megara Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account	3,762.25
Key Bank Checking	225,000.00
MP Chase	1.68
PERFBUS CHK (7677)	60,305.06
Petty Cash	7.50
Total Bank Accounts	**$289,076.49**
Other Current Assets	
Inventory Asset	279.73
Total Other Current Assets	**$279.73**
Total Current Assets	**$289,356.22**
Fixed Assets	
Intangible Assets	673.10
Long-term office equipment	
Fixed Asset Computers	1,065.18
Original cost	717.11
Total Fixed Asset Computers	**1,782.29**
Total Long-term office equipment	**1,782.29**
Wardrobe & Props	1,249.92
Total Fixed Assets	**$3,705.31**
TOTAL ASSETS	**$293,061.53**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,500.00
Total Accounts Payable	**$1,500.00**
Credit Cards	
Chase Credit Card	7,531.99
Credit Card	225.00
MP Chase CC	174.49

Megara Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Total Credit Cards	**$7,931.48**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Employee Taxes Payable	
CT Income Tax (deleted)	96.56
CT Paid Family and Medical Leave (deleted)	11.46
Federal Taxes (941/944) (deleted)	4,998.28
NJ Income Tax (deleted)	334.76
NJ Quarterly Taxes (deleted)	605.35
NYS Income Tax (deleted)	445.42
PA Income Tax (deleted)	69.74
Total Employee Taxes Payable	**6,561.57**
Employer Taxes Payable	
CT Unemployment Tax (deleted)	68.75
Federal Unemployment (940) (deleted)	200.95
NYS Employment Taxes (deleted)	779.00
PA Unemployment Tax (deleted)	687.06
Total Employer Taxes Payable	**1,735.76**
Total Payroll Liabilities	**8,297.33**
Short-term loans from shareholders	6,000.00
Total Other Current Liabilities	**$14,297.33**
Total Current Liabilities	**$23,728.81**
Total Liabilities	**$23,728.81**
Equity	
Additional paid in capital	349,998.30
Common stock	
Class A Common Stock	1.45
Class B Common Stock	6.75
Total Common stock	**8.20**
Opening balance equity	0.00
Preferred stock	1.00
Retained Earnings	
Net Income	-80,674.78
Total Equity	**$269,332.72**
TOTAL LIABILITIES AND EQUITY	**$293,061.53**

Megara Inc

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	
Book Publishing	503.10
Total Sales of Product Income	**503.10**
Total Income	**$503.10**
Cost of Goods Sold	
Cost of goods sold	
Merchandise COGS	938.09
Supplies & materials - COGS	244.68
Total Cost of goods sold	**1,182.77**
Total Cost of Goods Sold	**$1,182.77**
GROSS PROFIT	**$ -679.67**
Expenses	
Advertising & marketing	
Listing fees	618.38
Social media	1,924.45
Website ads	209.01
Total Advertising & marketing	**2,751.84**
Business licenses	225.00
Commissions & fees	-0.12
Contract labor	
Entertainment	1,120.00
Non Entertainment	3,000.00
Total Contract labor	**4,120.00**
Employee benefits	
Health insurance & accident plans	6,318.78
Workers' compensation insurance	2,748.60
Total Employee benefits	**9,067.38**
General business expenses	
Bank fees & service charges	119.96
Memberships & subscriptions	57.98
Total General business expenses	**177.94**
Insurance	
Liability insurance	4,494.88
NY PFL	-138.21
Total Liability insurance	**4,356.67**
Total Insurance	**4,356.67**

	TOTAL
Legal & accounting services	
Accounting fees	231.29
Total Legal & accounting services	**231.29**
Meals	
Travel meals	119.24
Total Meals	**119.24**
Office expenses	
Printing & photocopying	225.86
Shipping & postage	134.99
Software & apps	3,459.25
Total Office expenses	**3,820.10**
Payroll expenses	
Company Contributions	
Health Insurance	1,841.44
Health Ins. Premium	-1,841.44
Total Health Insurance	**0.00**
Total Company Contributions	**0.00**
Payroll Tax Expenses	
NY SDI	0.00
Taxes	5,822.48
Total Payroll Tax Expenses	**5,822.48**
Salaries & wages	
Corporate FTE	44,416.68
Corporate PTE	3,914.93
Total Salaries & wages	**48,331.61**
Total Payroll expenses	**54,154.09**
Rent	
Building & land rent	160.50
Total Rent	**160.50**
Supplies	
Supplies & materials	210.63
Total Supplies	**210.63**
Taxes paid	0.60
Total Expenses	**$79,395.16**
NET OPERATING INCOME	**$ -80,074.83**
Other Income	
Dividends received	0.05
Total Other Income	**$0.05**

Megara Inc

Profit and Loss

January - December 2021

	TOTAL
Other Expenses	
Gifts	
Gifts Deductible	150.00
Gifts Non Deductible	450.00
Total Gifts	**600.00**
Total Other Expenses	**$600.00**
NET OTHER INCOME	**$ -599.95**
NET INCOME	**$ -80,674.78**

Megara Inc

Statement of Shareholders' Equity

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Beginning Balance at April 5, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	820,000	$ 8.20	100,000	$ 1.00	$ 349,998.30	$ -	$ 350,007.50
Net Income						$ (80,674.78)	$ (80,674.78)
Ending Balance at December 31, 2021	**820,000**	**$ 8.20**	**100,000**	**$ 1.00**	**$ 349,998.30**	**$ (80,674.78)**	**$ 269,332.72**
Contributions	0	$ -	116,667	$ 1.25	$ 200,009.65		$ 200,009.65
Ending Balance at June 30, 2022	**820,000**	**$ 8.20**	**216,667**	**$ 2.25**	**$ 550,007.95**	**$ (80,674.78)**	**$ 469,342.37**

Megara Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-80,674.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-279.73
Accounts Payable (A/P)	1,500.00
Chase Credit Card	7,531.99
Credit Card	225.00
MP Chase CC	174.49
Direct Deposit Payable	0.00
Payroll Liabilities:Employee Taxes Payable:CT Income Tax (deleted)	96.56
Payroll Liabilities:Employee Taxes Payable:CT Paid Family and Medical Leave (deleted)	11.46
Payroll Liabilities:Employee Taxes Payable:Federal Taxes (941/944) (deleted)	4,998.28
Payroll Liabilities:Employee Taxes Payable:NJ Income Tax (deleted)	334.76
Payroll Liabilities:Employee Taxes Payable:NJ Quarterly Taxes (deleted)	605.35
Payroll Liabilities:Employee Taxes Payable:NYS Income Tax (deleted)	445.42
Payroll Liabilities:Employee Taxes Payable:PA Income Tax (deleted)	69.74
Payroll Liabilities:Employer Taxes Payable:CT Unemployment Tax (deleted)	68.75
Payroll Liabilities:Employer Taxes Payable:Federal Unemployment (940) (deleted)	200.95
Payroll Liabilities:Employer Taxes Payable:NYS Employment Taxes (deleted)	779.00
Payroll Liabilities:Employer Taxes Payable:PA Unemployment Tax (deleted)	687.06
Short-term loans from shareholders	6,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**23,449.08**
Net cash provided by operating activities	**$ -57,225.70**
INVESTING ACTIVITIES	
Intangible Assets	-673.10
Long-term office equipment:Fixed Asset Computers	-1,065.18
Long-term office equipment:Fixed Asset Computers:Original cost	-717.11
Wardrobe & Props	-1,249.92
Net cash provided by investing activities	**$ -3,705.31**
FINANCING ACTIVITIES	
Additional paid in capital	349,998.30
Common stock:Class A Common Stock	1.45
Common stock:Class B Common Stock	6.75
Opening balance equity	0.00
Preferred stock	1.00
Net cash provided by financing activities	**$350,007.50**
NET CASH INCREASE FOR PERIOD	**$289,076.49**
CASH AT END OF PERIOD	**$289,076.49**

Megara Inc.

Notes to the Financial Statements
For the year ended Dec 31, 2021

About the Company & its Nature of operations
MEGARA, INC. (‘the Company’, ‘the Parent’), is a Delaware Corporation incorporated on April 5, 2021. The Company operates immersive events: Kingdom Faire (kingdomfaire.com) and Spellbound (spellboundfest.com).The Company is based in Dover, Delaware with operations in Putnam County, New York.

Basis for Consolidation
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Risks and Uncertainties
The Company's business and operations are sensitive to general global business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations and financing.

Summary of significant accounting policies:

Basis of accounting
The Company’s Consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Fiscal year
The Company operates on a December 31st year-end.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and are based on management's experience and other factors, including expectations of future events that are

believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Functional and presentation currency

The Company's functional and presentation currency is the United States Dollar ("USD").

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Accounts Receivable

Receivables include amounts that are due to be collected from customers for services provided by the Company. The Company writes down receivables with an allowance for doubtful accounts and the estimation is based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The Company recorded USD 0 in bad debt expense for the year 2021. Receivables are presented in net on the consolidated statement of financial position.

Fixed Assets

Items of Fixed Assets are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Any gain or loss on disposal of an item of fixed assets is determined by comparing the proceeds from disposal with the carrying amount of Fixed Assets and is recognized net within other income/other expenses in profit or loss.

Items of fixed assets are depreciated from the date that they are installed and are ready for use. Depreciation is based on the cost of an asset less its estimated residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of fixed assets since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives of significant items of property and equipment for the current and comparative periods are as follows: 5-8 years for machinery and equipment, and 2-5 years for other fixed assets.

Expense Recognition
The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Customer Deposits
This account consists of cash paid to the company by customers, for which the company has not yet provided the related contracted services. The Company is obligated to satisfy its contracted obligations before the recognized balances are no longer deemed a liability.

Income taxes
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is subject to franchise tax filing requirements in the State of Delaware and the State of New York.

Equity
Under the articles of incorporation, the total number of shares of stock that the Corporation shall have authority to issue is two million (2,000,000) shares at a par value of $0.00001 per share. As of December 31, 2021, 920,000 shares have been issued and are outstanding.

Equity Based Compensation
The Company adopted an Equity incentive plan on May 26, 2022. The plan provides for the grant of the following Stock Awards: (i) Incentive Stock Options, (ii) Non statutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, and (v) Restricted Stock Unit Awards. The plan's purpose is to enable the company to secure and retain the services of the group of persons eligible to receive Stock Awards, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards. The plan terminates on May 26, 2027.

ASC Topic 718 "Compensation—Stock Compensation" requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the estimated fair value of the award at the date of grant. The expense is to be recognized ratably over the employee's requisite vesting period. The Company accounts for shares of common stock, stock options and warrants issued to employees based on the fair value of the stock, stock option or warrant, if that value is more reliably measurable than the fair value of the consideration or services received.

The Company accounts for stock options issued and vesting to non-employees in accordance with ASC Topic 505-50 “Equity -Based Payment to No
Pn-Employees” and accordingly the value of the stock compensation to non-employees is based upon the measurement date as determined at either, a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events
The Company evaluated subsequent events through June 30, 2022, the date on which the financial statements were available to be issued. The company completed a merger with Megara Publishing Inc. on June 1, 2022. The merger was approved by unanimous board vote and the certificate of merger was filed with the State of Delaware June 1, 2022. All financial statements presented were generated after the merger and are complete and accurate. There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.